FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 10, 2003

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated November 10, 2003 - Pan American Silver Signs Bolivian Partner For Feasibility Study at San Vicente

NEWS RELEASE

November 10, 2003

PAN AMERICAN SILVER SIGNS BOLIVIAN PARTNER
FOR FEASIBILITY STUDY AT SAN VICENTE

(all amounts in U.S. dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) is pleased to announce it has entered into an agreement with privately-held Bolivian company Empresa Minera Unificada S. A. (EMUSA) giving EMUSA the right to earn a 49% interest in Pan American Silver (Bolivia) S.A. (PASB).  PASB holds the right to develop and mine the San Vicente silver-zinc deposit owned by the Bolivian government mining corporation, Comibol.  EMUSA can earn its share by financing the next $US 2.5 million in project expenses including a feasibility study.  EMUSA has just successfully completed a contract with PASB to perform test mining and bulk-scale metallurgical tests on San Vicente ores.  In addition to the experience gained during this test phase, EMUSA brings years of Bolivian operating experience to the project.

A pre-feasibility study completed in 2000 at San Vicente outlined a measured and indicated mineral resource of 2.4 million tonnes grading 383 g/t silver and 4.4% zinc and an inferred mineral resource of 1.7 million tonnes grading 349 g/t silver and 5.3% zinc*. Based on positive results from recent bulk mining and milling tests and an improved outlook for silver and zinc prices, Pan American Silver will initiate a feasibility study this month. The study will include a 7,000 m infill and exploration drilling program and 2,000 m of underground tunnelling aimed at evaluating the potential for a 1,000 tonne per day underground mine. If viable, the mine would produce approximately 3.7 million ounces of silver annually.

According to Pan American Chairman and CEO, Ross Beaty: " EMUSA has performed very well at San Vicente over the past two years. We are pleased to continue working with them and look forward to utilizing their considerable local expertise. This partnership frees up our management team to work on our three other growth projects while moving San Vicente forward with no financial risk to Pan American."

* Norm Pitcher, P.Geo, Qualified Person.

-end-

For Further Information Contact: Brenda Radies, VP Corporate Relations (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: November 10, 2003